Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GTECH S.p.A.; International Game Technology

Filer's SEC File No.: 333-146050

Date: November 12, 2014

NEWS RELEASE

Cross-border merger of GTECH S.p.A. with and into Georgia Worldwide PLC

Registration of the extraordinary shareholders’ meeting resolution with the Companies Register

Terms and conditions concerning the exercise of cash exit rights

ROME (ITALY) and PROVIDENCE, RHODE ISLAND (US) — November 12, 2014 — GTECH S.p.A announced that on November 12, 2014 (the “Registration Date”), the resolution of the extraordinary shareholders’ meeting held on November 4, 2014 (the “Extraordinary Shareholders’ Meeting”) approving the cross-border merger terms of GTECH S.p.A. (“GTECH” or the “Company”) with and into Georgia Worldwide PLC, a company organized under the laws of England and Wales whose voting share capital is wholly and directly owned by GTECH (the “Merger”), was registered with the Companies Register of Rome. The minutes of the aforesaid resolution have been made available to the public on November 12, 2014 at the Company’s registered office and on the Company’s website at www.gtech.com, in the section entitled “Governance — Documents and Reports — Governance Documents — Shareholders’ and Noteholders’ Meetings — Extraordinary Shareholders’ Meeting November 4, 2014” as well as on the “1info” central storage device (www.1info.it).

GTECH shareholders who did not concur to the approval of the resolution concerning the Merger at the Extraordinary Shareholders’ Meeting (the “Entitled Shareholders”) are entitled to exercise the cash exit right (diritto di recesso) in accordance with Italian law (the “Cash Exit Right”), in light of the circumstances specifically described in the documentation related to the Merger, published by GTECH on its website at www.gtech.com in the section entitled “Governance — Documents and Reports — Governance Documents — Shareholders’ and Noteholders’ Meetings — Extraordinary Shareholders’ Meeting November 4, 2014”.

The liquidation amount relating to GTECH shares for which the Cash Exit Right is exercised has been determined in accordance with Article 2437-ter, para. 3, of the Italian Civil Code, and is equal to Euro 19.174 per share (the “Liquidation Amount”).

Cash Exit Rights can be exercised by Entitled Shareholders, in relation to all or a portion of their shares, by sending a registered letter (the “Cash Exit Right Notification”) to the Company pursuant to Article 2437-bis of the Italian Civil Code within 15 days of the Registration Date and, therefore, no later than by November 27, 2014, at “GTECH S.p.A., Corporate Affairs Department, Viale del Campo Boario 56/D, 00154 Rome”. The Cash Exit Right Notification must be submitted in a sealed letter with the words “Exercise of Cash Exit Rights” clearly indicated on the outside envelope. The Cash Exit Right Notification, which will be irrevocable, must provide: (i) personal data of the shareholder exercising the Cash Exit Right, tax code and, for procedure communication purposes, address, telephone number and, where possible, e-mail address; (ii) number of shares for which the Cash Exit Right is exercised; (iii) details of the bank account of the exiting shareholder to be credited with the Liquidation Amount due in relation to the shares for which the Cash Exit Right is exercised; (iv) details of the intermediary holding the shares for which the Cash Exit Right is exercised, together with details of the relevant account.

In addition — pursuant to Article 23 of the Bank of Italy-CONSOB Regulation of February 22, 2008, as subsequently amended — for the Cash Exit Right to be validly exercised any shareholder exercising such right must request that the intermediary holding the shares send to the Company, by certified e-mail (posta elettronica certificata) to recessogtech@legalmail.it, the appropriate communication (the “Communication”) certifying that:

(i)                                     the exiting shareholder was, without interruption, the holder of record of the shares in relation to which the Cash Exit Right is exercised, from prior to the Extraordinary Shareholders’ Meeting until (and including) the date on which the Communication is issued. For the purpose of the aforesaid requirement, a shareholder will be entitled to exercise his/her Cash Exit Right if, having purchased the shares in the stock market, he/she has also received such shares as a result of the relevant settlement before the beginning of the Extraordinary Shareholders’ Meeting; and

(ii)                                  the shares for which the Cash Exit Right is exercised are not subject to any pledge or any other encumbrance in favour of third parties; otherwise, the exiting shareholder must also attach to the Cash Exit Right Notification, for its admissibility, a declaration of the pledgee or of any other beneficiary of an encumbrance on the shares to the effect that such pledgee or other beneficiary irrevocably and unconditionally consents to the release of the pledge or other encumbrance on the shares, and gives his/her consent to the liquidation of such shares in accordance with the instructions of the exiting shareholder.

Shareholders exercising Cash Exit Rights are responsible for ensuring that any information provided in the Cash Exit Right Notification is correct and for sending such notification to GTECH no later than by November 27, 2014, as indicated above. The Company accepts no responsibility in this connection. Cash Exit Right Notifications sent after the above deadline, or lacking the required information, and/or not promptly accompanied with the Communication, will not be accepted.

Pursuant to Article 2437-bis, para. 2, of the Italian Civil Code, the intermediary issuing the Communication shall make GTECH shares, for which the Cash Exit Right is exercised, not transferable until such time as they are either transferred and the

Liquidation Amount is paid in accordance with the liquidation procedure, or it has been verified that the Cash Exit Right Condition, as defined below, has not been satisfied. Should GTECH resolve to pay the payment of any dividends, of whatever kind, following the exercise of Cash Exit Rights, exiting shareholders will not be entitled to such dividends (except in the event that the Cash Exit Right Condition is not satisfied).

It should be noted that the effectiveness of the exercise of Cash Exit Rights is subject to the condition precedent of the High Court of England and Wales making its order approving the completion of the Merger and fixing the effective date of the Merger, and such order not having been cancelled or withdrawn (the “Cash Exit Right Condition”). It should be noted also that the Merger is subject, among others, to the condition precedent that the agreement executed on July 15, 2014 (as amended on September 23, 2014, the “Merger Agreement”), concerning the wider transaction related to the acquisition of International Game Technology (of which the Merger is part) is not terminated by GTECH following the exercise of Cash Exit Rights by shareholders of GTECH representing over 20% of GTECH shares outstanding at the date of signing of the Merger Agreement, as provided by the Merger Agreement.

Since the effectiveness of any Cash Exit Rights exercised by Entitled Shareholders is subject to the Cash Exit Right Condition, in the event that such condition is not satisfied the Merger will not be completed and the shares will continue to be owned by the shareholders who exercised the Cash Exit Rights, and such shareholders will not be entitled to receive the payment of the Liquidation Amount.

Pursuant to Article 2437-quater of the Italian Civil Code, the GTECH shares for which the Cash Exit Right is exercised by Entitled Shareholders shall be subject to a pre-emptive offer to all other shareholders in proportion to the number of shares owned by them (the “Pre-emptive Offer”). GTECH will start the Pre-emptive Offer promptly after the number of shares for which the Cash Exit Right has been exercised has been finally determined. In accordance with applicable law, a term of not less than 30 days from the deposit of the Pre-emptive Offer with the Companies Register of Rome will be given for the exercise of the pre-emptive right. GTECH shareholders exercising the respective pre-emptive right in the Pre-emptive Offer will have a right of first refusal to purchase shares remained not purchased in the Pre-emptive Offer, provided that such shareholders make a request concurrently with the exercise of the pre-emptive right. Any shares of exiting shareholders that remained not purchased may be offered for at least one trading day on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A. prior the completion of the Merger. In the event that, after any such offer, any shares remain unsold, such shares will be purchased by GTECH. GTECH will provide, within the terms set forth by the law, any relevant information regarding the liquidation procedure of shares subject to Cash Exit Rights. The liquidation procedure will itself be subject to the Cash Exit Right Condition. Therefore, the transfer of any GTECH shares for which Cash Exit Rights are exercised to the relevant purchasers and the payment to the exiting shareholders, through the respective intermediaries, of the Liquidation Amount in relation to the shares, will be carried out only after the Cash Exit Right Condition is satisfied and, therefore, only once the Merger is completed.

For further information: ir@gtech.com

Related news releases: July 16; September 23; October 1 and 3; November 4 and 10, 2014

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Georgia Worldwide PLC (“NewCo”), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of NewCo, IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in GTECH’s forward-looking statements and from past results, performance or achievements. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in NewCo’s Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB), as well as those included in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable. All forward-looking statements contained in this communication are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to GTECH, or persons acting on its behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this communication. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, NewCo has filed with the SEC a registration statement on Form F-4, file number 333-199096, which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “Georgia Worldwide”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 31, 2014 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. In connection with the meeting of GTECH shareholders held on November 4, 2014 to approve the GTECH-NewCo merger, GTECH has published an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors, executive officers and certain other member of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

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GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Italian Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2013, GTECH had approximately €3.1 billion in revenues and 8,600 employees with operations in approximately 100 countries on six continents. For more information, please visit www.gtech.com.

For further information:

Robert K. Vincent	Simone Cantagallo
GTECH S.p.A.	GTECH S.p.A.
Corporate Communications	Media Communications
T. (+1) 401 392 7452	T. (+39) 06 51899030

This news release and those archived are available at www.gtech.com